INDIE GROWERS ASSOCIATION

311 Division Street, Carson City, NV 89703

September 29, 2015

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

US Securities and Exchange Commission

Washington, DC    20549

Dear Ms. Jenkins:

RE:

Form 10-K for the Fiscal Year Ended March 31, 2015 Filed July 15, 2015

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2015 Filed August 20, 2015

File No. 000-54091

We acknowledge receipt of your letter dated September 15, 2015 on the reference subject matter and offer the following comments and questions in response:

1.

We will submit Interactive Data pursuant to Item 601(b)(101) of Regulation S-K with our Form 10-K, Amendment 2, when we address the other comments in your letter.  The Form 10-Q for the fiscal quarter ended June 30, 2015 will be amended within the next 7 days.  All future filings will include the required Interactive Data.

2.

The business and property information will be updated in accordance with the appropriate regulations on our Form 10-K, Amendment 2, which we intend to file in the next 14 days subject only to the extent in which we receive further comments from you in regards to comment 6 below.  The lease and sublease agreements will be included as exhibits when filed.

3.

We will add a detailed discussion of the relevant government regulations that affect our business and the risk to investors as it relates to the federal Controlled Substance Act and the potential consequences should the laws be enforced.

4.

We will add further information on the convertible notes and include the applicable agreements.

5.

We will correct our reporting on Internal Controls to identify the version we used to perform our assessment.  We confirm that all future filings will identify the version of COSO Integrated Framework used.

6.

We are unclear about you comment to update the beneficial ownership table.  The convertible debt holder is a corporate investor which does not exercise control over the company.  Although the convertible debt agreement allows the debt holder to convert the debt to shares at any time, the debt holder has no voting rights until the shares are converted.  The stated purpose of this table under Item 403 of Regulation S-K is to disclose those “... known to the registrant to be the beneficial owner of more than five percent of any class of the registrant's voting securities.” Since the debt holder does not currently meet this threshold, we do not understand the requirement to update the table.

7.

We will revise the signatures of our principal executive officer, principal accounting officer, and director.

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Coleridge

__________________________

Robert Coleridge, President